Exhibit 12-38
THE DETROIT EDISON COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended	Twelve Months Ended December 31
(Millions of Dollars)	September 30, 2010	2009	2008	2007	2006	2005
Earnings:
Pretax earnings	$562	$604	$517	$466	$482	$426
Fixed charges	257	348	324	319	299	280

Net earnings	$819	$952	$841	$785	$781	$706

Fixed charges:
Interest expense	$241	$325	$293	$294	$278	$267
Adjustments	16	23	31	25	21	13

Fixed charges	$257	$348	$324	$319	$299	$280

Ratio of earnings to fixed charges	3.19	2.74	2.60	2.46	2.61	2.52